_SO 6/15/05

VF 6-15-05

05043180

[UNITED ST]ATES
[SECURITIES AND EXCHA]NGE COMMISSION
[Washington, D.]C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 49994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2200 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311-4993 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 201-536-6528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAY 2 6 2005 WASH, D.C.

PROCESSED JUN 1 6 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10A 6/15

OATH OR AFFIRMATION

I, James Toffey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

JONATHAN PITTINSKY
Notary Public
State of New Jersey
My Commission Expires Nov 7, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of TradeWeb LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's capital and cash flows, present fairly, in all material respects, the financial position of TradeWeb LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2005

TradeWeb LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 23,820,080
Accounts receivable	913,325
Receivable from affiliates	158,127
Other assets	312,117
Total assets	$ 25,203,649
Liabilities and Member's Capital	
Accounts payable and accrued expenses	$ 1,618,061
Accrued compensation expense	3,338,361
Payable to affiliates	3,584,134
Total liabilities	8,540,556
Member's capital	16,663,093
Total liabilities and Member's capital	$ 25,203,649

The accompanying notes are an integral part of these financial statements.

1. Organization

TradeWeb LLC (the "Company"), a wholly owned subsidiary of Thomson TradeWeb LLC (formerly TradeWeb Group LLC) (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides services that enable institutional investors to trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Parent.

On May 21, 2004 (the "Sale Date"), the Parent was sold to The Thomson Corporation Delaware Inc. by its Members, and is now a wholly owned subsidiary of The Thomson Corporation Delaware Inc. These financial statements are presented on a historical basis and do not reflect acquisition-related adjustments recorded by The Thomson Corporation Delaware Inc.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents
The Company considers short-term money market instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

Income Tax
Prior to the Sale Date, the Company and the Parent were limited liability companies with multiple members (which were taxed as a partnership) and, accordingly, the taxable income or loss of the Company and the Parent were reported on federal and state partnership returns filed by the Parent and were includable in the Federal and state income tax returns of the Parent's individual members. As a result, no income tax has been provided by the Company for that period. Effective on the Sale Date, the Company and the Parent are limited liability companies with a single member and, accordingly, the Company and the Parent may be liable for income tax, subject to making an election to be treated as a C Corporation for tax purposes. As a result, income tax has been provided for the period from Sale Date through December 31, 2004. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years.

Revenue Recognition
The Company earns license fee revenue from granting access to the TradeWeb Network to institutional investors. License fees are recognized into income in the period that access is provided, generally on a monthly basis. Accounts receivable on the Statement of Financial Condition consist of receivables relating to this revenue earning activity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material.

Indemnifications
In the normal course of business, the Company enters into user agreements with its customers which provide the customers with indemnification from third parties in the event that the TradeWeb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $14,825,257, which exceeded its requirement of $569,370 by $14,255,887. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

The Company claims exemption from Rule 15c3-3 under the exemptive provision of (k)(2)(i).

4. Related Party Transactions

During the period January 1, 2004 to the Sale Date, the Company earned $40,000 of interest income and $497,000 of license fees, or 3% of revenues, from entities that were affiliates of Members of the Parent at the Sale Date.

Service fees represent amounts charged by the Company to the Parent for services performed in relation to the development of the TradeWeb Network and relationship maintenance with dealers, and are generally calculated based on 15% of the expenses recharged to the Parent. Expenses recharged to Parent represent components of certain direct and indirect costs borne by the Company in relation to the development of the TradeWeb Network and relationship maintenance with dealers.

Deferred compensation expense on the Statement of Income represents deferred compensation expense charged to the Company by the Parent which relate to a deferred compensation plan that terminated on the Sale Date.

Furniture, software, equipment and leasehold improvement rent on the Statement of Income represents charges from the Parent for the use of furniture, software, equipment and leasehold improvements owned by the Parent.

5. Concentration of Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

6. Employees Savings Plan

Prior to the Sale Date, the Company had a 401(k) savings plan for its US employees whereby eligible employee could voluntarily contribute a percentage of compensation not in excess of 12% of the employees' annual compensation, which was matched 100% by the Company. As of the Sale Date, the employees were 100% vested in the matching contributions.

After the Sale Date, the Company adopted a new 401(k) savings plan for its US employees whereby employees may voluntarily contribute up to 16% of their annual compensation, excluding bonus. The Company matches 50% of the employee's contribution, up to 3%, which vests over a four year period of time.

Company contributions to the plan approximated $1,007,000 in 2004, of which $782,000 was recharged to the Parent.

7. Income Taxes

As described in Note 2, the Company has provided for income tax in accordance with SFAS 109 for the period from the Sale Date through December 31, 2004. The provision for income taxes for the period is as follows:

Federal	$ 3,297,701
State and local	506,676
	$ 3,804,377

The principal reason for the difference between the effective rate and the statutory Federal income tax rate is that a provision has not been provided for the period prior to the Sale Date.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Structure Pursuant to SEC Rule 17a-5

To the Member of TradeWeb LLC

In planning and performing our audit of the financial statements and supplementary schedules of TradeWeb LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005